SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 1)
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

TELUS INTERNATIONAL (CDA) INC.
(Name of the Issuer)

TELUS International (Cda) Inc.
TELUS Corporation
(Name of Person(s) Filing Statement)
Subordinate Voting Shares, no par value
(Title of Class of Securities)
87975H100
(CUSIP Number of Class of Securities)

Michel Belec TELUS International (Cda) Inc. Floor 5, 510 West Georgia Street Vancouver, BC V6B 0M3 (604) 695-6400	Andrea Wood TELUS Corporation 23rd Floor, 510 West Georgia Street Vancouver, BC V6B 0M3 (604) 697-8044
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:
Adam M. Givertz Ian Hazlett Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Lona Nallengara Scott Petepiece Sean Skiffington Allen Overy Shearman Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

This statement is filed in connection with (check the appropriate box):
☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer.

☒
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION REQUIRED BY SCHEDULE 13E-3
INTRODUCTION
This Amendment No. 1 to Schedule 13E-3 (together with the exhibits attached hereto (the “Amended Transaction Statement”)), which amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2025 (the “Initial Schedule 13E-3), is being filed with the SEC pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and together, the “Filing Persons”): (i) TELUS International (Cda) Inc., a corporation existing under the laws of British Columbia, Canada (“TELUS Digital”) and the issuer of the subordinate voting shares (the “Subordinate Voting Shares”) that are the subject of the Rule 13e-3 transaction, and (ii) TELUS Corporation, a corporation existing under the laws of British Columbia, Canada (“Purchaser”).
This Amended Transaction Statement relates to the plan of arrangement (the “Plan of Arrangement”), pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), contemplated by the Arrangement Agreement, dated as of September 1, 2025, between Purchaser and TELUS Digital (the “Arrangement Agreement” and the transactions contemplated by the Arrangement Agreement, the “Arrangement”), pursuant to which Purchaser will acquire all of the outstanding multiple voting shares of TELUS Digital (the “Multiple Voting Shares”) and Subordinate Voting Shares (other than those Multiple Voting Shares and Subordinate Voting Shares held by Purchaser) for (i) $4.50 in cash, (ii) 0.273 of a Purchaser common share, or (iii) $2.25 in cash and 0.136 of a Purchaser common share, for each Multiple Voting Share or Subordinate Voting Share. Shareholders electing alternative (ii) or (iii) will be subject to proration such that the aggregate consideration will include no more than 25% in Purchaser common shares (estimated to be no more than 8,179,813 Purchaser common shares as of the date of the Arrangement Agreement). A copy of the Plan of Arrangement is attached as Appendix B to the Management Information Circular, which is attached as Exhibit (a)(2)(i) hereto (the “Circular”) and a copy of the Arrangement Agreement is attached as Exhibit (d)(i) hereto. A special meeting of TELUS Digital’s shareholders has been called for October 27, 2025 (the “Meeting”) to approve a special resolution approving the Plan of Arrangement in the form attached as Appendix B to the Circular (the “Arrangement Resolution”). The Circular has been provided to TELUS Digital’s shareholders pursuant to applicable Canadian securities laws and the Business Corporations Act (British Columbia).
Capitalized terms used but not defined in this Amended Transaction Statement shall have the meanings given to them in the Circular or the Initial Schedule 13E-3, as applicable.
Except as otherwise set forth herein, the information set forth in the Initial Schedule 13E-3 remains unchanged and is incorporated by reference into this Amended Transaction Statement. All information set forth in this Amended Transaction Statement shall be read together with the information contained in or incorporated by reference in the Initial Schedule 13E-3.
All information contained in, or incorporated by reference into, this Amended Transaction Statement concerning each Filing Person has been supplied by such Filing Person.
ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Item 5 is hereby amended as follows:
1.
The following paragraph under Item 5 is hereby deleted:

“On July 13, 2025, the Special Committee held a meeting, which representatives of McCarthy, BofA Securities and FGS Longview attended, during which TELUS Digital management presented to the Special Committee updates to its preliminary draft five-year financial model of TELUS Digital, including certain adjustments to inputs, assumptions and variables that management had revised in response to feedback it had received at its prior meeting with the Special Committee, which updates had also been discussed with the Special Committee’s financial advisors. Representatives of BofA Securities reviewed its preliminary financial analysis of TELUS Digital. The Special Committee also discussed, among other things, Minority Shareholder engagement strategies and TELUS’ due diligence requests. McCarthy also presented to the Special Committee an overview of the Special Committee members’ corporate law duties and considerations and requirements under Canadian securities laws, including MI 61-101.”
2.
The following paragraph under Item 5 is hereby added:

“On July 13, 2025, the Special Committee held a meeting, which representatives of McCarthy, BofA Securities and FGS Longview attended, during which TELUS Digital management presented to the Special Committee updates to its preliminary draft five-year financial model of TELUS Digital. As part of the ongoing process of developing the model, refinements to service line forecasts and related margin assumptions were made based on additional analysis by management of external business trends. These refinements were discussed with the Special Committee and the Special Committee’s financial advisors at the meeting. Representatives of BofA Securities reviewed its preliminary financial analysis of TELUS Digital. The Special Committee also discussed, among other things, Minority Shareholder engagement strategies and TELUS’ due diligence requests. McCarthy also presented to the Special Committee an overview of the Special Committee members’ corporate law duties and considerations and requirements under Canadian securities laws, including MI 61-101.”
3.
The following paragraph under Item 5 is hereby deleted:

“On July 16, 2025, the Special Committee held a meeting during which TELUS Digital management reviewed recent ongoing discussions with representatives of BofA Securities on certain refinements by management to the draft five-year financial model of TELUS Digital. Representatives of McCarthy and FGS Longview also attended the meeting. The Special Committee also discussed key learnings and takeaways from initial conversations with TELUS Digital’s significant Minority Shareholders and the course of action to oversee advancing BMO Capital Markets’ formal valuation and opinion process.”
4.
The following paragraph under Item 5 is hereby added:

“On July 16, 2025, the Special Committee held a meeting during which TELUS Digital management again reviewed the draft five-year financial model of TELUS Digital. The preliminary draft model and its underlying assumptions were discussed, but no changes were made. Representatives of McCarthy and FGS Longview also attended the meeting. The Special Committee also discussed key learnings and takeaways from initial conversations with TELUS Digital’s significant Minority Shareholders and the course of action to oversee advancing BMO Capital Markets’ formal valuation and opinion process.”
5.
The following paragraph under Item 5 is hereby deleted:

“On July 20, 2025, the Special Committee held a meeting at which representatives of BofA Securities reviewed its preliminary financial analysis of TELUS Digital, including certain adjustments that were continuing to be made by TELUS Digital management to its draft five-year financial model. Representatives of McCarthy and FGS Longview also attended the meeting. The Co-Chairs provided the Special Committee with an update on recent meetings with significant Minority Shareholders of the Company, highlighting, among other things, such Shareholders’ desire for an improved price, and such Shareholders’ desire for any transaction with TELUS to be effected (and, in certain cases, to be effected expeditiously). Representatives of BofA Securities and McCarthy updated the Special Committee on their respective discussions with EQT’s financial and legal advisors. The BofA Securities representatives discussed their perspectives on EQT’s preliminary views on value. A discussion also ensued concerning, among other things, TELUS’ due diligence process and protections implemented regarding confidential information provided to TELUS in such process.”
6.
The following paragraph under Item 5 is hereby added:

“On July 20, 2025, the Special Committee held a meeting at which representatives of BofA Securities reviewed its preliminary financial analysis of TELUS Digital. Representatives of McCarthy and FGS Longview also attended the meeting. The Co-Chairs provided the Special Committee with an update on recent meetings with significant Minority Shareholders of the Company, highlighting, among other things, such Shareholders’ desire for an improved price, and such Shareholders’ desire for any transaction with TELUS to be effected (and, in certain cases, to be effected expeditiously). Representatives of BofA Securities and McCarthy updated the Special Committee on their respective discussions with EQT’s financial and legal advisors. The BofA Securities representatives discussed their perspectives on EQT’s preliminary views on value. A discussion also ensued concerning, among other things, TELUS’ due diligence process and protections implemented regarding confidential information provided to TELUS in such process.”
7.
The following paragraph under Item 5 is hereby deleted:

“On July 27, 2025, the Special Committee held a meeting, which representatives of McCarthy, BofA Securities and FGS Longview attended, during which management provided an overview of the updated draft five-year financial model of TELUS Digital and the work undertaken by management, subsequent to management’s last presentation to the Special Committee, which adjustments had also been discussed with the Special Committee’s financial advisors. At the meeting, the Special Committee and its advisors attending the meeting provided direction to management concerning the finalization of management’s five-year model, which was subsequently finalized in advance of the release of the Company’s Q2 earnings and delivered to the Special Committee’s financial advisors for purposes of advancing their respective analyses. During the meeting, representatives of BofA Securities also updated the Special Committee on its discussions with Barclays, the financial advisor to TELUS, in which BofA Securities conveyed feedback received from certain of the Company’s significant Minority Shareholders. BofA Securities representatives also provided an update on discussions with EQT and its advisors and reviewed its preliminary financial analysis of TELUS Digital.”
8.
The following paragraph under Item 5 is hereby added:

“On July 27, 2025, the Special Committee held a meeting, which representatives of McCarthy, BofA Securities and FGS Longview attended, during which management provided an overview of the updated draft five-year financial model of TELUS Digital and the work undertaken by management, subsequent to management’s last presentation to the Special Committee, which adjustments had also been discussed with the Special Committee’s financial advisors. The updates made to the preliminary draft model were part of the ongoing process of developing the model, were based on management’s further internal analysis of the performance of the business and business trends and included refinements to projected share-based compensation, lease costs, capital expenditures, and tax and cash flow estimates. At the meeting, the Special Committee and its advisors attending the meeting provided direction to management concerning the finalization of management’s five-year model, which was subsequently finalized in advance of the release of the Company’s Q2 earnings and delivered to the Special Committee’s financial advisors for purposes of advancing their respective analyses. During the meeting, representatives of BofA Securities also updated the Special Committee on its discussions with Barclays, the financial advisor to TELUS, in which BofA Securities conveyed feedback received from certain of the Company’s significant Minority Shareholders. BofA Securities representatives also provided an update on discussions with EQT and its advisors and reviewed its preliminary financial analysis of TELUS Digital.”
ITEM 8.   FAIRNESS OF THE TRANSACTION.
1.
The following paragraph under Item 8 is hereby deleted:

“A special committee of the Board, comprised solely of independent directors of the Board (the “Special Committee”) advised the Board that, after careful consideration of such matters as it considered relevant and as more fully described under the heading “Special Factors — Reasons for the Arrangement” contained in the enclosed Circular, including, among other things: (a) the terms and conditions of the Arrangement Agreement; (b) the benefits and risks associated with the Arrangement; (c) the possibility of any other strategic alternatives and options reasonably available to the Company; (d) its evaluation of the Arrangement with management and with the Special Committee’s and the Company’s respective legal and financial advisors, as applicable, including receipt by the Special Committee of a formal valuation as to the fair market value of the Shares as at September 1, 2025 and an opinion as to the fairness, from a financial point of view and as of the date of such opinion, of the Consideration to be received by Minority Shareholders (other than dissenting holders) pursuant to the Arrangement from BMO Nesbitt Burns Inc. (“BMO Capital Markets”) based upon and subject to various assumptions, qualifications, limitations and other matters set forth in BMO Capital Markets’ written formal valuation and opinion, dated September 1, 2025 (the “BMO Formal Valuation and Opinion”), and an oral fairness opinion from BofA Securities, Inc. (“BofA Securities”) to the Special Committee, which was confirmed by delivery of a written opinion dated September 1, 2025 to the effect that, as of September 1, 2025, and based upon and subject to various assumptions, limitations, qualifications and other matters set forth in BofA Securities’ written fairness opinion, the Consideration was fair, from a financial point of view, to the Minority Shareholders (other than the dissenting holders) (the “BofA Fairness Opinion” and, collectively with the BMO Formal Valuation and Opinion, the “Formal Valuation and Opinions”, each as described in the enclosed Circular); and (e) the best interests of TELUS Digital, including the impact of the Arrangement on Minority Shareholders and other stakeholders of the Company, the Special Committee unanimously determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders, including the “unaffiliated security holders”, as defined in Rule 13e-3 under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”). Accordingly, the Special Committee unanimously recommended to the Board that it authorize and approve TELUS Digital entering into the Arrangement Agreement and the performance of its obligations thereunder and that the Board recommend to the Shareholders that they vote in favour of the Arrangement Resolution.”
2.
The following paragraph under Item 8 is hereby added:

“A special committee of the Board, comprised solely of independent directors of the Board (the “Special Committee”) advised the Board that, after careful consideration of such matters as it considered relevant and as more fully described under the heading “Special Factors — Reasons for the Arrangement” contained in the enclosed Circular, including, among other things: (a) the terms and conditions of the Arrangement Agreement; (b) the benefits and risks associated with the Arrangement; (c) the possibility of any other strategic alternatives and options reasonably available to the Company; (d) its evaluation of the Arrangement with management and with the Special Committee’s and the Company’s respective legal and financial advisors, as applicable, including receipt by the Special Committee of a formal valuation as to the fair market value of the Shares as at September 1, 2025 and an opinion as to the fairness, from a financial point of view and as of the date of such opinion, of the Consideration to be received by Minority Shareholders (other than dissenting holders) pursuant to the Arrangement from BMO Nesbitt Burns Inc. (“BMO Capital Markets”) based upon and subject to various assumptions, qualifications, limitations and other matters set forth in BMO Capital Markets’ written formal valuation and opinion, dated September 1, 2025 (the “BMO Formal Valuation and Opinion”), and an oral fairness opinion from BofA Securities, Inc. (“BofA Securities”) to the Special Committee, which was confirmed by delivery of a written opinion dated September 1, 2025 to the effect that, as of September 1, 2025, and based upon and subject to various assumptions, limitations, qualifications and other matters set forth in BofA Securities’ written fairness opinion, the Consideration was fair, from a financial point of view, to the Minority Shareholders (other than the dissenting holders) (the “BofA Fairness Opinion” and, collectively with the BMO Formal Valuation and Opinion, the “Formal Valuation and Opinions”, each as described in the enclosed Circular); and (e) the best interests of TELUS Digital, including the impact of the Arrangement on Minority Shareholders and other stakeholders of the Company, the Special Committee unanimously determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders and to the “unaffiliated security holders”, as defined in Rule 13e-3 under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”). Accordingly, the Special Committee unanimously recommended to the Board that it authorize and approve TELUS Digital entering into the Arrangement Agreement and the performance of its obligations thereunder and that the Board recommend to the Shareholders that they vote in favour of the Arrangement Resolution.”
3.
The following paragraph under Item 8 is hereby deleted:

“The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “Special Factors — Reasons for the Arrangement” contained in the enclosed Circular, including, among other things, a thorough review of the Arrangement Agreement, and taking into account the best interests of TELUS Digital, and after evaluating the Arrangement with management and TELUS Digital’s legal advisors, including receipt by the Special Committee of the Formal Valuation and Opinions (as described in the enclosed Circular), and upon the unanimous recommendation of the Special Committee, unanimously (with interested directors abstaining from voting) determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders, including the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act, and that it was advisable and in the best interests of TELUS Digital to approve the entering into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder, and unanimously approved the Arrangement. Accordingly, the Board unanimously (with interested directors abstaining from voting) recommends that the Shareholders vote IN FAVOUR of the Arrangement Resolution.”

4.
The following paragraph under Item 8 is hereby added:

“The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “Special Factors — Reasons for the Arrangement” contained in the enclosed Circular, including, among other things, a thorough review of the Arrangement Agreement, and taking into account the best interests of TELUS Digital, and after evaluating the Arrangement with management and TELUS Digital’s legal advisors, including receipt by the Special Committee of the Formal Valuation and Opinions (as described in the enclosed Circular), and upon the unanimous recommendation of the Special Committee, unanimously (with interested directors abstaining from voting) determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders and to the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act, and that it was advisable and in the best interests of TELUS Digital to approve the entering into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder, and unanimously approved the Arrangement. Accordingly, the Board unanimously (with interested directors abstaining from voting) recommends that the Shareholders vote IN FAVOUR of the Arrangement Resolution.”
5.
The following paragraph under Item 8 is hereby deleted:

“The Special Committee advised the Board that, after careful consideration of such matters as it considered relevant and as more fully described under the heading “Special Factors — Reasons for the Arrangement” contained in this Circular, including, among other things: (a) the terms and conditions of the Arrangement Agreement; (b) the benefits and risks associated with the Arrangement; (c) the possibility of any other strategic alternatives and options reasonably available to the Company; (d) its evaluation of the Arrangement with management and with the Special Committee’s and the Company’s respective legal and financial advisors, as applicable, including the Special Committee’s receipt of the Formal Valuation and Opinions (as described in the Circular); and (e) the best interests of TELUS Digital, including the impact of the Arrangement on Minority Shareholders and other stakeholders of the Company, the Special Committee unanimously determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders, including the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act. Accordingly, the Special Committee unanimously recommended to the Board that it authorize and approve TELUS Digital entering into the Arrangement Agreement and the performance of its obligations thereunder and that the Board recommend to the Shareholders that they vote in favour of the Arrangement Resolution.”
6.
The following paragraph under Item 8 is hereby added:

“The Special Committee advised the Board that, after careful consideration of such matters as it considered relevant and as more fully described under the heading “Special Factors — Reasons for the Arrangement” contained in this Circular, including, among other things: (a) the terms and conditions of the Arrangement Agreement; (b) the benefits and risks associated with the Arrangement; (c) the possibility of any other strategic alternatives and options reasonably available to the Company; (d) its evaluation of the Arrangement with management and with the Special Committee’s and the Company’s respective legal and financial advisors, as applicable, including the Special Committee’s receipt of the Formal Valuation and Opinions (as described in the Circular); and (e) the best interests of TELUS Digital, including the impact of the Arrangement on Minority Shareholders and other stakeholders of the Company, the Special Committee unanimously determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders and to the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act. Accordingly, the Special Committee unanimously recommended to the Board that it authorize and approve TELUS Digital entering into the Arrangement Agreement and the performance of its obligations thereunder and that the Board recommend to the Shareholders that they vote in favour of the Arrangement Resolution.”
7.
The following paragraph under Item 8 is hereby deleted:

“The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “Special Factors — Reasons for the Arrangement” contained in this Circular, including, among other things, a thorough review of the Arrangement Agreement, and taking into account the best interests of TELUS Digital, and after evaluating the Arrangement with management and TELUS Digital’s legal advisors, including receipt by the Special Committee of the Formal Valuation and Opinions (as described in the Circular), and upon the unanimous recommendation of the Special Committee, unanimously (with interested directors abstaining from voting) determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders, including the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act, and that it was advisable and in the best interests of TELUS Digital to approve the entering into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder, and unanimously approved the Arrangement. Accordingly, the Board unanimously (with interested directors abstaining from voting) recommends that the Shareholders vote IN FAVOUR of the Arrangement Resolution.”
8.
The following paragraph under Item 8 is hereby added:

“The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “Special Factors — Reasons for the Arrangement” contained in this Circular, including, among other things, a thorough review of the Arrangement Agreement, and taking into account the best interests of TELUS Digital, and after evaluating the Arrangement with management and TELUS Digital’s legal advisors, including receipt by the Special Committee of the Formal Valuation and Opinions (as described in the Circular), and upon the unanimous recommendation of the Special Committee, unanimously (with interested directors abstaining from voting) determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders and to the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act, and that it was advisable and in the best interests of TELUS Digital to approve the entering into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder, and unanimously approved the Arrangement. Accordingly, the Board unanimously (with interested directors abstaining from voting) recommends that the Shareholders vote IN FAVOUR of the Arrangement Resolution.”
9.
The following paragraph under Item 8 is hereby deleted:

“Yes. The Special Committee advised the Board that, after careful consideration of such matters as it considered relevant and as more fully described under the heading “Special Factors — Reasons for the Arrangement” contained in this Circular, including, among other things: (a) the terms and conditions of the Arrangement Agreement; (b) the benefits and risks associated with the Arrangement; (c) the possibility of any other strategic alternatives and options reasonably available to the Company; (d) its evaluation of the Arrangement with management and with the Special Committee’s and the Company’s respective legal and financial advisors, as applicable, including receipt by the Special Committee of the BMO Formal Valuation and Opinion and BofA Fairness Opinion (as described in this Circular); and (e) the best interests of TELUS Digital, including the impact of the Arrangement on Minority Shareholders and other stakeholders of the Company, the Special Committee unanimously determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders, including the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act. Accordingly, the Special Committee unanimously recommended to the Board that it authorize and approve TELUS Digital entering into the Arrangement Agreement and the performance of its obligations thereunder and that the Board recommend to the Shareholders that they vote in favour of the Arrangement Resolution.”
10.
The following paragraph under Item 8 is hereby added:

“Yes. The Special Committee advised the Board that, after careful consideration of such matters as it considered relevant and as more fully described under the heading “Special Factors — Reasons for the Arrangement” contained in this Circular, including, among other things: (a) the terms and conditions of the Arrangement Agreement; (b) the benefits and risks associated with the Arrangement; (c) the possibility of any other strategic alternatives and options reasonably available to the Company; (d) its evaluation of the Arrangement with management and with the Special Committee’s and the Company’s respective legal and financial advisors, as applicable, including receipt by the Special Committee of the BMO Formal Valuation and Opinion and BofA Fairness Opinion (as described in this Circular); and (e) the best interests of TELUS Digital, including the impact of the Arrangement on Minority Shareholders and other stakeholders of the Company, the Special Committee unanimously determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders and to the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act. Accordingly, the Special Committee unanimously recommended to the

Board that it authorize and approve TELUS Digital entering into the Arrangement Agreement and the performance of its obligations thereunder and that the Board recommend to the Shareholders that they vote in favour of the Arrangement Resolution.”
11.
The following paragraph under Item 8 is hereby deleted:

“Yes. The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “Special Factors — Reasons for the Arrangement” contained in this Circular, including, among other things, a thorough review of the Arrangement Agreement, and taking into account the best interests of TELUS Digital, and after evaluating the Arrangement with management and TELUS Digital’s legal advisors, including receipt by the Special Committee of the Formal Valuation and Opinions (as described in this Circular), and upon the unanimous recommendation of the Special Committee, unanimously (with interested directors abstaining from voting) determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders, including the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act, and that it was advisable and in the best interests of TELUS Digital to approve the entering into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder, and unanimously approved the Arrangement. Accordingly, the Board unanimously (with interested directors abstaining from voting) recommends that the Shareholders vote IN FAVOUR of the Arrangement Resolution.”
12.
The following paragraph under Item 8 is hereby added:

“Yes. The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “Special Factors — Reasons for the Arrangement” contained in this Circular, including, among other things, a thorough review of the Arrangement Agreement, and taking into account the best interests of TELUS Digital, and after evaluating the Arrangement with management and TELUS Digital’s legal advisors, including receipt by the Special Committee of the Formal Valuation and Opinions (as described in this Circular), and upon the unanimous recommendation of the Special Committee, unanimously (with interested directors abstaining from voting) determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders and to the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act, and that it was advisable and in the best interests of TELUS Digital to approve the entering into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder, and unanimously approved the Arrangement. Accordingly, the Board unanimously (with interested directors abstaining from voting) recommends that the Shareholders vote IN FAVOUR of the Arrangement Resolution.”
13.
The following paragraph under Item 8 is hereby deleted:

“The Special Committee has advised the Board that, after careful consideration of such matters as it considered relevant and as more fully described under the heading “Special Factors — Reasons for the Arrangement”, including, among other things: (a) the terms and conditions of the Arrangement Agreement; (b) the benefits and risks associated with the Arrangement; (c) the possibility of any other strategic alternatives and options reasonably available to the Company; (d) its evaluation of the Arrangement with management and with the Special Committee’s and the Company’s respective legal and financial advisors, as applicable, including the Special Committee’s receipt of the BMO Formal Valuation and Opinion and the BofA Fairness Opinion (as described in this Circular); and (e) the best interests of TELUS Digital, including the impact of the Arrangement on Minority Shareholders and other stakeholders of the Company, the Special Committee has unanimously determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders, including the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act. Accordingly, the Special Committee unanimously recommended to the Board that it authorize and approve TELUS Digital entering into the Arrangement Agreement and the performance of its obligations thereunder and that the Board recommend to the Shareholders that they vote in favour of the Arrangement Resolution.”
14.
The following paragraph under Item 8 is hereby added:

“The Special Committee has advised the Board that, after careful consideration of such matters as it considered relevant and as more fully described under the heading “Special Factors — Reasons for the Arrangement”, including, among other things: (a) the terms and conditions of the Arrangement Agreement;

(b) the benefits and risks associated with the Arrangement; (c) the possibility of any other strategic alternatives and options reasonably available to the Company; (d) its evaluation of the Arrangement with management and with the Special Committee’s and the Company’s respective legal and financial advisors, as applicable, including the Special Committee’s receipt of the BMO Formal Valuation and Opinion and the BofA Fairness Opinion (as described in this Circular); and (e) the best interests of TELUS Digital, including the impact of the Arrangement on Minority Shareholders and other stakeholders of the Company, the Special Committee has unanimously determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders and to the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act. Accordingly, the Special Committee unanimously recommended to the Board that it authorize and approve TELUS Digital entering into the Arrangement Agreement and the performance of its obligations thereunder and that the Board recommend to the Shareholders that they vote in favour of the Arrangement Resolution.”
15.
The following paragraph under Item 8 is hereby deleted:

“The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “Special Factors — Reasons for the Arrangement”, including, among other things, a thorough review of the Arrangement Agreement, and taking into account the best interests of TELUS Digital, and after evaluating the Arrangement with management and TELUS Digital’s legal advisors, including receipt by the Special Committee of the Formal Valuation and Opinions (as described in the Circular), and upon the unanimous recommendation of the Special Committee, unanimously (with interested directors abstaining from voting) determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders, including the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act, and that it was advisable and in the best interests of TELUS Digital to approve the entering into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder, and has unanimously approved the Arrangement. Accordingly, the Board unanimously (with interested directors abstaining from voting) recommends that the Shareholders vote IN FAVOUR of the Arrangement Resolution.”
16.
The following paragraph under Item 8 is hereby added:

“The Board, after careful consideration of such matters as it considered relevant, as more fully described under the heading “Special Factors — Reasons for the Arrangement”, including, among other things, a thorough review of the Arrangement Agreement, and taking into account the best interests of TELUS Digital, and after evaluating the Arrangement with management and TELUS Digital’s legal advisors, including receipt by the Special Committee of the Formal Valuation and Opinions (as described in the Circular), and upon the unanimous recommendation of the Special Committee, unanimously (with interested directors abstaining from voting) determined that the Arrangement is in the best interests of TELUS Digital and is fair to the Minority Shareholders and to the “unaffiliated security holders”, as defined in Rule 13e-3 under the Exchange Act, and that it was advisable and in the best interests of TELUS Digital to approve the entering into and execution and delivery of the Arrangement Agreement and the performance of its obligations thereunder, and has unanimously approved the Arrangement. Accordingly, the Board unanimously (with interested directors abstaining from voting) recommends that the Shareholders vote IN FAVOUR of the Arrangement Resolution.”
ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
1.
The following paragraph under Item 9 is hereby deleted:

“For purposes of the BMO Formal Valuation and comparability, Adjusted EBITDA was presented burdened by lease expenses and unburdened by share-based compensation and lease liability was not included in total indebtedness.”
2.
The following paragraph under Item 9 is hereby deleted:

“In consultation with Management and with the concurrence of the Special Committee, certain adjustments were applied in order to present an EBITDA metric for the Company for purposes of comparability in connection with the selected publicly traded companies and selected precedent transactions analyses described below.”

3.
The following paragraph under Item 9 is hereby added:

“In consultation with Management and with the concurrence of the Special Committee, certain adjustments were applied in order to present an EBITDA metric for the Company for purposes of comparability in connection with the selected publicly traded companies and selected precedent transactions analyses described below (such EBITDA metric, as adjusted, is referred to as “Adjusted EBITDA”). For purposes of the BMO Formal Valuation and comparability, Adjusted EBITDA was presented burdened by lease expenses and unburdened by share-based compensation and lease liability was not included in total indebtedness.”
4.
The following paragraph under Item 9 is hereby deleted:

“The implied terminal value of the Company was derived by applying to the Company’s unlevered, after-tax free cash flow for the fiscal year ending December 31, 2030E a selected range of perpetuity growth rates of 5.25% to 5.75%. The present values (as at June 30, 2025) of the cash flows and terminal values were then calculated using a selected range of discount rates of 9.75% to 10.75%. This indicated an approximate implied equity value per Share reference range for the Shares of $3.35 to $4.45 per Share.”
5.
The following paragraph under Item 9 is hereby added:

“The implied terminal value of the Company was derived by applying to the Company’s normalized unlevered, after-tax free cash flow for the fiscal year ending December 31, 2030E a selected range of perpetuity growth rates of 5.25% to 5.75%, which range was selected based on BMO Capital Markets’ professional judgment and experience. The present values (as at June 30, 2025) of the cash flows and terminal values were then calculated using a selected range of discount rates of 9.75% to 10.75%, which range was derived from a weighted average cost of capital calculation. This indicated an approximate implied equity value per Share reference range for the Shares of $3.35 to $4.45 per Share.”
6.
The following paragraph under Item 9 is hereby deleted:

“The Company has agreed to pay BofA Securities for its services in connection with the Arrangement an aggregate fee currently estimated to be approximately $6.6 million, a portion of which was paid upon execution of the engagement letter between the Company and BofA Securities, a portion of which was payable in connection with its opinion (irrespective of the conclusions reached therein), and a portion of which is contingent upon the completion of the Arrangement. The Company also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.”
7.
The following paragraph under Item 9 is hereby added:

“The Company has agreed to pay BofA Securities for its services in connection with the Arrangement an aggregate fee currently estimated to be approximately $6.7 million, $2.5 million of which was paid upon execution of the engagement letter between the Company and BofA Securities, $1.5 million of which was payable in connection with its opinion (irrespective of the conclusions reached therein), and approximately $2.7 million of which is contingent upon the completion of the Arrangement. The Company also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.”
8.
The following paragraph under Item 9 is hereby deleted:

“TELUS engaged Barclays to act as its financial advisor in connection with the proposed transaction pursuant to an engagement letter dated as of June 10, 2025, by and between Barclays and TELUS. Accordingly, as compensation for Barclays’ services in connection with the Arrangement, TELUS will pay Barclays a fee upon completion of the Arrangement. In addition, TELUS has agreed to reimburse Barclays for its reasonable out-of-pocket expenses incurred in connection with the Arrangement and to indemnify Barclays for certain liabilities that may arise out of its engagement.”

9.
The following paragraph under Item 9 is hereby added:

“TELUS engaged Barclays to act as its financial advisor in connection with the proposed transaction pursuant to an engagement letter dated as of June 10, 2025, by and between Barclays and TELUS. Accordingly, as compensation for Barclays’ services in connection with the Arrangement, TELUS will pay Barclays a fee of $17.5 million upon completion of the Arrangement. In addition, TELUS has agreed to reimburse Barclays for its reasonable out-of-pocket expenses incurred in connection with the Arrangement and to indemnify Barclays for certain liabilities that may arise out of its engagement.”
10.
The following paragraph under Item 9 is hereby deleted:

“As described above, the Company provided the Company Forecast to TELUS, and TELUS’ management revised the Company Forecast to make certain adjustments for TELUS’s expectations regarding revenue growth, margins and tax adjustments, as well as TELUS’ estimate for public company cost savings and certain expected tax savings, among others, and provided the TELUS Company Projections to Barclays as described in “Financial Advisor Discussion Materials Provided to TELUS.”“
11.
The following paragraph under Item 9 is hereby added:

“As described above, the Company provided the Company Forecast to TELUS, and TELUS’ management revised the Company Forecast to make certain adjustments for TELUS’ expectations regarding revenue growth, margins and tax adjustments, as well as TELUS’ estimate for certain expected tax savings and provided the TELUS Company Projections to Barclays as described in “Financial Advisor Discussion Materials Provided to TELUS.” In particular, TELUS’ management:
•
adjusted the revenue projections in the Company Forecast to reflect the Company’s Digital Solutions revenue contribution to grow at +4% year-over-year starting in 2026;

•
adjusted the Company Forecast to use $15 million of annual run-rate pre-tax cost savings;

•
assumed that there would be a one-time cost to achieve the above annual run-rate pre-tax cost savings of 0.5x, representing $7.5 million, which TELUS’ management split equally between the second half of 2025 and 2026; and prior to 2027, TELUS’ management assumed a 50% achievement of savings and from 2027 onwards, TELUS’ management assumed that the cost-savings were run-rated; and

•
assumed that TELUS would achieve tax savings from Canadian non-capital loss utilization at a rate of $0.04 per dollar of loss, and included these savings in the TELUS Company Projections.”

ITEM 15.   ADDITIONAL INFORMATION.
Item 15(c) is hereby amended as follows:
1.
The following paragraph under Item 15(c) is hereby deleted:

“Information regarding TELUS is contained in Appendix G to this Circular. The information concerning TELUS contained in this Circular has been provided by TELUS for inclusion in this Circular. Although the Company has no knowledge that any statement contained herein taken from, or based on, such information provided by TELUS is untrue or incomplete, the Company assumes no responsibility for any failure by TELUS to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.”
2.
The following paragraph under Item 15(c) is hereby added:

“Information regarding TELUS is contained in Appendix G to this Circular. The information concerning TELUS contained in this Circular has been provided by TELUS for inclusion in this Circular.”
3.
The following paragraph under Item 15(c) is hereby deleted:

“The information concerning TELUS and its affiliates (other than the Company and its subsidiaries) contained in this Circular has been provided by TELUS for inclusion in this Circular. Although the Company has no knowledge that any statements contained herein taken from or based on such information provided by TELUS are untrue or incomplete, the Company assumes no responsibility for any failure by TELUS or any of its affiliates (other than the Company and its subsidiaries) or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.”
4.
The following paragraph under Item 15(c) is hereby added:

“The information concerning TELUS and its affiliates (other than the Company and its subsidiaries) contained in this Circular has been provided by TELUS for inclusion in this Circular.”
ITEM 16.   EXHIBITS.
Exhibit No.	Description
(a)(2)(i)*	Management Information Circular of TELUS International (Cda) Inc. (the “Company”), dated September 17, 2025.
(a)(2)(ii)*	Form of Proxy for the holders of subordinate voting shares.
(a)(2)(iii)*	Form of Proxy for the holders of multiple voting shares.
(a)(2)(iv)*	Form of Voting Instruction Form.
(a)(2)(v)*	Letter of Transmittal and Election Form for the registered holders of subordinate voting shares.
(a)(2)(vi)*	Letter to Shareholders of the Company (incorporated herein by reference to the Circular).
(a)(2)(vii)*	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Circular).
(a)(2)(viii)*	Press Release, dated September 2, 2025 (incorporated by reference to Exhibit 99.1 to TELUS Digital’s Report on Form 6-K furnished to the SEC on September 2, 2025).
(c)(i)*	Formal Valuation and Opinion of BMO Nesbitt Burns Inc. (“BMO Capital Markets”), dated September 1, 2025 (incorporated by reference to Appendix E of the Circular).
(c)(ii)*	Fairness Opinion of BofA Securities, Inc. (“BofA”), dated September 1, 2025 (incorporated by reference to Appendix F of the Circular).
(c)(iii)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on July 6, 2025.
(c)(iv)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on July 13, 2025.
(c)(v)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on July 20, 2025.
(c)(vi)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on July 27, 2025.
(c)(vii)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on August 3, 2025.
(c)(viii)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on August 17, 2025.
(c)(ix)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on August 23, 2025.
(c)(x)*	Special Committee Discussion Materials Provided by BofA to the Special Committee on September 1, 2025.
(c)(xi)*	Special Committee Discussion Materials Provided by BMO Capital Markets to the Special Committee on July 31, 2025.
(c)(xii)*	Special Committee Discussion Materials Provided by BMO Capital Markets to the Special Committee on September 1, 2025.
(c)(xiii)*	TELUS Draft Discussion Materials Provided by Barclays to TELUS on August 12, 2025.
(c)(xiv)*	TELUS Discussion Materials (Indications of Value Reference Materials) Provided by Barclays to TELUS on August 23, 2025.
(c)(xv)*	TELUS Discussion Materials (Indications of Value Summary) Provided by Barclays to TELUS on August 23, 2025.

Exhibit No.	Description
(d)(i)*
Arrangement Agreement, dated September 1, 2025, between TELUS and the Company (the “Arrangement Agreement”) (incorporated by reference to Exhibit 11 to Amendment No. 4 to the Schedule 13D filed by TELUS with the SEC on September 2, 2025 (the “Schedule 13D/A”)).

(d)(ii)*	Plan of Arrangement under the Business Corporations Act (British Columbia) (incorporated herein by reference to Appendix B of the Circular).
(d)(iii)*
Support and Voting Agreement, dated September 1, 2025, between Riel B.V. and TELUS Corporation (incorporated by reference to Exhibit 99.2 to TELUS Digital’s Report on Form 6-K filed with the SEC on September 11, 2025).

(d)(iv)*
Form of Director and Officer Support and Voting Agreement entered into between TELUS and each director and officer of the Company (incorporated by reference to Exhibit 12 to the Schedule 13D/A (see Schedule E to the Arrangement Agreement attached as Exhibit 11 to the Schedule 13D/A).

(f)(i)*	Interim Order (incorporated herein by reference to Appendix C to the Circular).
(f)(ii)*	Part 9, Division 5 of the Business Corporations Act (British Columbia) (incorporated herein by reference to Appendix H of the Circular).
107*	Filing Fee Table.

*
Previously filed.

[Remainder of Page Intentionally Left Blank]

SIGNATURES
After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
TELUS International (Cda) Inc.
Date: October 6, 2025	By:	/s/ Michel Belec
		Name:	Michel Belec
		Title:	Chief Legal Officer and Corporate Secretary
TELUS Corporation
Date: October 6, 2025	By:	/s/ Mario Mele
		Name:	Mario Mele
		Title:	Senior Vice President and Treasurer